Exhibit 99.1

Gaffney, Cline & Associates, Inc. 5555 San Felipe St., Suite 550 Houston, TX 77056 Telephone: +1 713 850 9955 www.gaffney-cline.com

November 5, 2018

Mr. Juan Garoby

Chief Operating Officer

Vista Oil & Gas S.A.

Javier Barros Sierra 540, Tower 2, 2nd Floor

Lomas de Santa Fe

Mexico City

Mexico

jgaroby@vistaoilandgas.com

Remaining Hydrocarbon Volumes Statement

of Certain Fields Located in Argentina

in which Vista Oil & Gas is Planning to Purchase a

Participating Interest from the Current License Holders

as of December 31, 2017

Dear Juan,

This Proved remaining hydrocarbon volumes statement has been prepared by Gaffney, Cline & Associates (GCA) and issued on November 5, 2018 at the request of Vista Oil & Gas S.A. (Vista or “the Client”), that purchased as of February 2018, the Apco Oil & Gas International Inc. Sucursal Argentina (APCO) and the Pampa Energía (Pampa) interest of several properties in Argentina, as detailed in the following table.

This report was prepared for disclosure by Vista in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC Rules.

At request of Vista, GCA evaluated the remaining volumes at the working interest percentages that Vista acquired. While these volumes are not reserves for Vista, GCA has, for convenience, used reserves terminology in the following tables to indicate the level of confidence and development status for each volume as noted below.

This report includes only the Proved Developed and Proved Undeveloped Remaining Hydrocarbon Volumes. As requested by Vista, the Probable and Possible Remaining Hydrocarbon Volumes are not included.

For those areas where both APCO and Pampa jointly hold a 99.77% interest, the respective working interests are 46.9207% for Pampa and 52.8452% for APCO. GCA quotes the 100% participation volumes in those areas at request of Vista.

Area	Province	Concession Owner	Working Interest (%)	Net Revenue Interest (%)	Operator	Concession Contract Deadline
Entre Lomas	Neuquén	APCO-PAMPA	100	85	PELSA	01/21/2026
Entre Lomas	Rio Negro	APCO-PAMPA	100	85	PELSA	01/21/2026
Bajada del Palo	Neuquén	APCO-PAMPA	100	85	PELSA	09/06/2025
Agua Amarga	Rio Negro	APCO-PAMPA	100	81.5	PELSA	08/17/2040
Coirón Amargo Norte	Neuquén	APCO	55	Oil 48.55 Gas 48.40	APCO	12/01/2036
Coirón Amargo Suroeste	Neuquén	APCO	45	N/D	Oil & Gas Development (Shell)	N/D
Acambuco	Salta	APCO	1.5	1.32	PAE	02/14/2034 (SP) 02/16/2040 (Mac)
Sur Río Deseado Este	Santa Cruz	APCO	16.94	N/D	ROCH	03/27/2021
Jagüel de los Machos	Rio Negro	PAMPA	100	85	PAMPA	9/13/2025
25 de Mayo-Medanito Sudeste	Rio Negro	PAMPA	100	85	PAMPA	10/27/2026

This report relates specifically and solely to the subject matter as defined in the scope of work in the Proposal for Services and is conditional upon the assumptions described herein. The report must be considered in its entirety and its intended purpose is to be shared with financial institutions.

GCA has conducted independent audit examinations, as of December 31, 2017, of the remaining liquid hydrocarbons and natural gas volumes of the previously mentioned areas, according to data and development plans presented by APCO and Pampa. As of December 31, 2017 Vista had no interest in any of the assets included in this report. GCA received written authorization from APCO and Pampa to use the results of the audits on behalf of those companies for this report for Vista.

The APCO assets evaluation was presented in two reports issued on January 31, 2018 called “Reserves Statement for the Coirón Amargo Norte Area, Argentina as of December 31, 2017” and “Reserves Statement for the Acambuco Area, Argentina as of December 31, 2017”.The APCO assets Sur Río Deseado Este and Coirón Amargo Suroeste have no declared reserves.

The PAMPA assets evaluation was presented in one report issued on January 31, 2018 called “Reserves Statement for certain fields in Argentina as of December 31st, 2017”.

The above-mentioned reports contain reserves statements corresponding to APCO´s and Pampa´s projects and associated investments. No part of these volumes can be adscribed to Vista as reserves because Vista held no interest in the assets at the effective date of the audits. Furthermore, these remaining production volumes could suffer changes due to variations in development plans and Vista´s economic conditions. Therefore GCA quotes in this report those reserves as “remaining hydrocarbon volumes”. Please note that, while these volumes are not reserves for Vista, GCA has, for convenience, used reserves terminology in the following tables to indicate the level of confidence and development status for each volume as noted below.

Vista Oil & Gas S.A.	2
November 5, 2018

On the basis of technical and other information made available to GCA concerning these property units GCA provides , as requested by Vista, only the Total Proved remaining hydrocarbon volumes statement in the following tables by property:

Statement of Remaining Hydrocarbon Volumes

Agua Amarga, Argentina

as of December 31, 2017

	Gross (100%) Field Volumes			Gross (WI 100%) APCO/Pampa Volumes			Net (NRI 81.5%) APCO/PampaVolumes
	Liquids	Consump. + Sales Gas	Sales Gas	Liquids	Consump. + Sales Gas	Sales Gas	Liquids	Consump. + Sales Gas	Sales Gas
	(Mm3)	(MMm3)	(MMm3)	(Mm3)	(MMm3)	(MMm3)	(Mm3)	(MMm3)	(MMm3)
Proved
Developed	132	127	110	132	127	110	107	106	90
Undeveloped	67	17	16	67	17	16	55	15	12

Total Proved	199	144	126	199	144	126	162	121	102

Note: Working interest 100% represents added interests of APCO and PAMPA

Statement of Hydrocarbon Remaining Hydrocarbon Volumes

Bajada del Palo, Argentina

as of December 31, 2017

	Gross (100%) Field Volumes			Gross (WI 100%) APCO/Pampa Volumes			Net (NRI 85%) APCO/PampaVolumes
	Liquids	Consump. + Sales Gas	Sales Gas	Liquids	Consump. + Sales Gas	Sales Gas	Liquids	Consump. + Sales Gas	Sales Gas
	(Mm3)	(MMm3)	(MMm3)	(Mm3)	(MMm3)	(MMm3)	(Mm3)	(MMm3)	(MMm3)
Proved
Developed	602	716	671	602	716	671	512	615	570
Undeveloped	160	520	520	160	520	520	135	443	443

Total Proved	762	1,236	1,191	762	1,236	1,191	647	1,058	1,013

Note: Working interest 100% represents added interests of APCO and PAMPA

Statement of Hydrocarbon Remaining Hydrocarbon Volumes

Entre Lomas (NQN), Argentina

as of December 31, 2017

	Gross (100%) Field Volumes			Gross (WI 100%) APCO/Pampa Volumes			Net (NRI 85%) APCO/PampaVolumes
	Liquids	Consump. + Sales Gas	Sales Gas	Liquids	Consump. + Sales Gas	Sales Gas	Liquids	Consump. + Sales Gas	Sales Gas
	(Mm3)	(MMm3)	(MMm3)	(Mm3)	(MMm3)	(MMm3)	(Mm3)	(MMm3)	(MMm3)
Proved
Developed	326	141	79	326	141	79	277	129	67
Undeveloped	57	20	11	57	20	11	48	19	10

Total Proved	383	161	90	383	161	90	325	148	77

Vista Oil & Gas S.A.	3
November 5, 2018

Note: Working interest 100% represents added interests of APCO and PAMPA

Statement of Hydrocarbon Remaining Hydrocarbon Volumes

Entre Lomas (RN), Argentina

as of December 31, 2017

	Gross (100%) Field Volumes			Gross (WI 100%) APCO/Pampa Volumes			Net (NRI 85%) APCO/PampaVolumes
	Liquids	Consump. + Sales Gas	Sales Gas	Liquids	Consump. + Sales Gas	Sales Gas	Liquids	Consump. + Sales Gas	Sales Gas
	(Mm3)	(MMm3)	(MMm3)	(Mm3)	(MMm3)	(MMm3)	(Mm3)	(MMm3)	(MMm3)
Proved
Developed	1,556	991	394	1,556	991	394	1,323	932	335
Undeveloped	249	124	55	249	124	55	211	116	47

Total Proved	1,805	1,115	449	1,805	1,115	449	1,534	1,048	382

Note: Working interest 100% represents added interests of APCO and PAMPA

Statement of Hydrocarbon Remaining Hydrocarbon Volumes

Coirón Amargo Norte, Argentina

as of December 31, 2017

	Gross (100%) Field Volumes			Gross (WI 55%) APCO Volumes			Net (NRI (*) ) APCO Volumes
	Liquids	Consump. + Sales Gas	Sales Gas	Liquids	Consump. + Sales Gas	Sales Gas	Liquids	Consump. + Sales Gas	Sales Gas
	(Mm3)	(MMm3)	(MMm3)	(Mm3)	(MMm3)	(MMm3)	(Mm3)	(MMm3)	(MMm3)
Proved
Developed	52	15	8	29	8	4	25	7	4
Undeveloped	—	—	—	—	—	—	—	—	—

Total Proved	52	15	8	29	8	4	25	7	4

Note: Net Revenue Interest is 48.55% for oil and 48.40% for gas.

Statement of Hydrocarbon Remaining Hydrocarbon Volumes

Coirón Amargo Suroeste, Argentina

as of December 31, 2017

	Gross (100%) Field Volumes			Gross (WI) Company Volumes			Net (NRI) Company Volumes
	Liquids	Consump. + Sales Gas	Sales Gas	Liquids	Consump. + Sales Gas	Sales Gas	Liquids	Consump. + Sales Gas	Sales Gas
	(Mm3)	(MMm3)	(MMm3)	(Mm3)	(MMm3)	(MMm3)	(Mm3)	(MMm3)	(MMm3)
Proved
Developed	—	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—	—

Total Proved	—	—	—	—	—	—	—	—	—

Vista Oil & Gas S.A.	4
November 5, 2018

Statement of Hydrocarbon Remaining Hydrocarbon Volumes

Acambuco, Argentina

as of December 31, 2017

	Gross (100%) Field Volumes			Gross (WI 1.5%) APCO Volumes			Net (NRI 1.32%) APCO Volumes
	Liquids	Consump. + Sales Gas	Sales Gas	Liquids	Consump. + Sales Gas	Sales Gas	Liquids	Consump. + Sales Gas	Sales Gas
	(Mm3)	(MMm3)	(MMm3)	(Mm3)	(MMm3)	(MMm3)	(Mm3)	(MMm3)	(MMm3)
Proved
Developed	497	5,342	5,179	7.5	80	78	6.6	71	68
Undeveloped	—	—	—	—	—	—	—	—	—

Total Proved	497	5,342	5,179	7.5	80	78	6.6	71	68

Statement of Hydrocarbon Remaining Hydrocarbon Volumes

Sur de Río Desado Este, Argentina

as of December 31, 2017

	Gross (100%) Field Volumes			Gross (WI) Company Volumes			Net (NRI) Company Volumes
	Liquids	Consump. + Sales Gas	Sales Gas	Liquids	Consump. + Sales Gas	Sales Gas	Liquids	Consump. + Sales Gas	Sales Gas
	(Mm3)	(MMm3)	(MMm3)	(Mm3)	(MMm3)	(MMm3)	(Mm3)	(MMm3)	(MMm3)
Proved
Developed	—	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—	—

Total Proved	—	—	—	—	—	—	—	—	—

Statement of Hydrocarbon Remaining Hydrocarbon Volumes

Jagüel de los Machos, Argentina

as of December 31, 2017

	Gross (100%) Field Volumes			Gross (WI 100%) Pampa Volumes			Net (NRI 85%) Pampa Volumes
	Liquids	Consump. + Sales Gas	Sales Gas	Liquids	Consump. + Sales Gas	Sales Gas	Liquids	Consump. + Sales Gas	Sales Gas
	(Mm3)	(MMm3)	(MMm3)	(Mm3)	(MMm3)	(MMm3)	(Mm3)	(MMm3)	(MMm3)
Proved
Developed	697	203	192	697	203	192	592	175	163
Undeveloped	63	19	17	63	19	17	54	15	15

Total Proved	760	222	209	760	222	209	646	190	178

Vista Oil & Gas S.A.	5
November 5, 2018

Statement of Hydrocarbon Remaining Hydrocarbon Volumes

25 de Mayo – Medanito Sudeste, Argentina

as of December 31, 2017

	Gross (100%) Field Volumes			Gross (WI 100%) Pampa Volumes			Net (NRI 85%) Pampa Volumes
	Liquids	Consump. + Sales Gas	Sales Gas	Liquids	Consump. + Sales Gas	Sales Gas	Liquids	Consump. + Sales Gas	Sales Gas
	(Mm3)	(MMm3)	(MMm3)	(Mm3)	(MMm3)	(MMm3)	(Mm3)	(MMm3)	(MMm3)
Proved
Developed	1,119	128	104	1,119	128	104	952	112	89
Undeveloped	119	15	13	119	15	13	101	13	11

Total Proved	1,238	143	117	1,238	143	117	1,053	125	100

Notes to above tables:

1.	Gross (100%) Field Volumes are 100% of the volumes estimated to be commercially recoverable from the field under the intended development plan.

2.	Gross (WI) Company represent APCO’s and/or PAMPA’s working interest remaining volumes before deduction of royalties.

3.	Net (NRI) Company Volumes Represent APCO’s and/or PAMPA’s net revenue interest remaining volumes after deduction of royalties.

4.	The above remaining hydrocarbon volumes include production through to the end of the relevant concessions only

5.	Totals may not exactly equal the sum of the individual entries due to rounding.

Hydrocarbon liquid volumes represent crude oil and condensate obtained in field separation and gasoline and LPG estimated to be recovered through plant processing and are reported in thousands of cubic meters (Mm3) at stock tank conditions. Natural gas volumes represent expected gas sales plus fuel gas consumed in the operations and are reported in millions of cubic meters (MMm3) at standard condition of 1 atmosphere and 15°C.

Royalties have been deducted from reported net interest volumes.

Gas sales remaining volumes are based on firm and existing APCO´s and Pampa´s gas contracts, or on the reasonable expectation of a contract, or on the reasonable expectation that any such existing gas sales contracts will be renewed on similar terms in the future.

Remaining Hydrocarbon Volumes Assessment

This audit examination was based on remaining hydrocarbon volumes estimates and other information provided by APCO and Pampa to GCA through December 31, 2017 and included such tests, procedures and adjustments as were considered necessary. All questions that arose during the audit process were resolved to GCA’s satisfaction.

Vista Oil & Gas S.A.	6
November 5, 2018

The economic tests for the December 31 2017 reserves volumes were based on the average of prices that PAMPA and APCO got during 2017 according to SEC rules. For gas prices, existing gas sales contracts and/or price incentives, and the expiration date for them were taken into account for the economic test.

Future capital costs were derived from development plans prepared by APCO and Pampa for each area. Recent historical operating expense data were used as the basis for operating cost projections. GCA found that APCO and Pampa projected sufficient capital investments and operating expenses to economically produce the projected volumes. It is recognized that the projected recoverable volumes would be different, higher or lower, under different development plans, such as may be implemented by Vista.

It is GCA’s opinion that the estimates of total remaining recoverable hydrocarbon liquid and gas volumes, as of December 31st 2017, are, in the aggregate, reasonable and the and the remaining hydrocarbon volumes categorization is appropriate and consistent with the definitions for reserves in Part 210 Rule 4-10(a) of Regulation S-X of the US Securities and Exchange Commission (see Appendix I).

GCA concludes that the methodologies employed by APCO and Pampa in the derivation of the remaining hydrocarbon volumes estimates are appropriate, and that the quality of the data relied upon and the depth and thoroughness of the remaining hydrocarbon volumes estimation process is adequate.

Basis of Opinion

This document reflects GCA’s informed professional judgment based on accepted standards of professional investigation and, as applicable, the data and information provided by the Client and/or obtained from other sources (e.g., public domain), the limited scope of engagement, and the time permitted to conduct the evaluation.

In line with those accepted standards, this document does not in any way constitute or make a guarantee or prediction of results, and no warranty is implied or expressed that the actual outcome will conform to the outcomes presented herein. GCA has not independently verified any information provided by, or at the direction of, the Client and/or obtained from other sources (e.g., public domain), and has accepted the accuracy and completeness of these data. GCA has no reason to believe that any material facts have been withheld, but does not warrant that its inquiries have revealed all of the matters that a more extensive examination might otherwise disclose.

The opinions expressed herein are subject to and fully qualified by the generally accepted uncertainties associated with the interpretation of geoscience and engineering data and do not reflect the totality of circumstances, scenarios and information that could potentially affect decisions made by the report’s recipients and/or actual results. The opinions and statements contained in this report are made in good faith and in the belief that such opinions and statements are representative of prevailing physical and economic circumstances.

In the preparation of this report, GCA has used definitions contained within Part 210 Rule 4-10(a) of Regulation S-X of the US Securities and Exchange Commission.

There are numerous uncertainties inherent in estimating reserves and resources, and in projecting future production, development expenditures, operating expenses and cash flows. Oil and gas resources assessments must be recognized as a subjective process of estimating subsurface accumulations of oil and gas that cannot be measured in an exact way. Estimates of oil and gas resources prepared by other parties may differ, perhaps materially, from those contained within this report.

Vista Oil & Gas S.A.	7
November 5, 2018

The accuracy of any resources estimate is a function of the quality of the available data and of engineering and geological interpretation. Results of drilling, testing and production that post-date the preparation of the estimates may justify revisions, some or all of which may be material. Accordingly, resources estimates are often different from the quantities of oil and gas that are ultimately recovered, and the timing and cost of those volumes that are recovered may vary from that assumed.

GCA’s review and audit involved reviewing pertinent facts, interpretations and assumptions made by APCO and/or Pampa in preparing estimates of remaining hydrocarbon volumes. GCA performed procedures necessary to enable it to render an opinion on the appropriateness of the methodologies employed, adequacy and quality of the data relied on, depth and thoroughness of the reserves and resources estimation process, classification and categorization of reserves and resources appropriate to the relevant definitions used, and reasonableness of the estimates.

Definition of Reserves

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce, or a revenue interest in, the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

GCA is not aware of any potential changes in regulations applicable to these fields that could affect the ability of APCO and/or Pampa to produce the estimated reserves.

Reserves are further categorized in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by development and production status. All categories of reserves volumes quoted herein have been derived within the context of an economic limit test (ELT) assessment (pre-tax and exclusive of accumulated depreciation amounts) prior to any Net Present Value (NPV) analysis.

GCA has not undertaken a site visit and inspection because it was not included in the scope of work. As such, GCA is not in a position to comment on the operations or facilities in place, their appropriateness and condition, or whether they are in compliance with the regulations pertaining to such operations. Further, GCA is not in a position to comment on any aspect of health, safety, or environment of such operation.

This report has been prepared based on GCA’s understanding of the effects of petroleum legislation and other regulations that currently apply to these properties. However, GCA is not in a position to attest to property title or rights, conditions of these rights (including environmental and abandonment obligations), or any necessary licenses and consents (including planning permission, financial interest relationships, or encumbrances thereon for any part of the appraised properties).

Vista Oil & Gas S.A.	8
November 5, 2018

Qualifications

In performing this study, GCA is not aware that any conflict of interest has existed. As an independent consultancy, GCA is providing impartial technical, commercial, and strategic advice within the energy sector. GCA’s remuneration was not in any way contingent on the contents of this report.

In the preparation of this document, GCA has maintained, and continues to maintain, a strict independent consultant-client relationship with APCO, Pampa and Vista. Furthermore, the management and employees of GCA have no interest in any of the assets evaluated or are related with the analysis performed, as part of this report.

Staff members who prepared this report hold appropriate professional and educational qualifications and have the necessary levels of experience and expertise to perform the work.

Notice

This document is confidential and has been prepared for the exclusive use of Vista or parties named herein. It may not be distributed or made available, in whole or in part, to any other company or person without the prior knowledge and written consent of Gaffney, Cline & Associates (GCA). No person or company other than those for whom it is intended may directly or indirectly rely upon its contents. GCA is acting in an advisory capacity only and, to the fullest extent permitted by law, disclaims all liability for actions or losses derived from any actual or purported reliance on this document (or any other statements or opinions of GCA) by Vista or by any other person or entity.

Yours sincerely,

Gaffney, Cline & Associates

/s/ Gustavo Ritondale
Project Manager
Gustavo Ritondale, Senior Advisor

/s/ Roberto Wainhaus
Reviewed by
Roberto Wainhaus, Technical Director

Appendices

Appendix I	SEC Reserves Definitions
Appendix II	Glossary

Vista Oil & Gas S.A.	9
November 5, 2018

Appendix I

SEC Reserves Definitions

U.S. SECURITIES AND EXCHANGE COMMISSION (SEC)

MODERNIZATION OF OIL AND GAS REPORTING1

Oil and Gas Reserves Definitions and Reporting

(a)	Definitions

(1) Acquisition of properties. Costs incurred to purchase, lease or otherwise acquire a property, including costs of lease bonuses and options to purchase or lease properties, the portion of costs applicable to minerals when land including mineral rights is purchased in fee, brokers’ fees, recording fees, legal costs, and other costs incurred in acquiring properties.

(2) Analogous reservoir. Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an “analogous reservoir” refers to a reservoir that shares the following characteristics with the reservoir of interest:

(i)	Same geological formation (but not necessarily in pressure communication with the reservoir of interest);

(ii)	Same environment of deposition;

(iii)	Similar geological structure; and

(iv)	Same drive mechanism.

Instruction to paragraph (a)(2): Reservoir properties must, in the aggregate, be no more favorable in the analog than in the reservoir of interest.

(3) Bitumen. Bitumen, sometimes referred to as natural bitumen, is petroleum in a solid or semi-solid state in natural deposits with a viscosity greater than 10,000 centipoise measured at original temperature in the deposit and atmospheric pressure, on a gas free basis. In its natural state it usually contains sulfur, metals, and other non-hydrocarbons.

(4) Condensate. Condensate is a mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.

(5) Deterministic estimate. The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

(6) Developed oil and gas reserves. Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i)	Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii)	Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

[1]	Extracted from 17 CFR Parts 210, 211, 229, and 249 [Release Nos. 33-8995; 34-59192; FR-78; File No. S7-15-08] RIN 3235-AK00].

(7) Development costs. Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas. More specifically, development costs, including depreciation and applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(i)

Gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines, and power lines, to the extent necessary in developing the proved reserves.

(ii)

Drill and equip development wells, development-type stratigraphic test wells, and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment, and the wellhead assembly.

(iii)

Acquire, construct, and install production facilities such as lease flow lines, separators, treaters, heaters, manifolds, measuring devices, and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems.

(iv)	Provide improved recovery systems.

(8) Development project. A development project is the means by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field, or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

(9) Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

(10) Economically producible. The term economically producible, as it relates to a resource, means a resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. The value of the products that generate revenue shall be determined at the terminal point of oil and gas producing activities as defined in paragraph (a)(16) of this section.

(11) Estimated ultimate recovery (EUR). Estimated ultimate recovery is the sum of reserves remaining as of a given date and cumulative production as of that date.

(12) Exploration costs. Costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property (sometimes referred to in pail as prospecting costs) and after acquiring the property. Principal types of exploration costs, which include depreciation and applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(i)

Costs of topographical, geographical and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews, and others conducting those studies. Collectively, these are sometimes referred to as geological and geophysical or “G&G” costs.

(ii)	Costs of carrying and retaining undeveloped properties, such as delay rentals, ad valorem taxes on properties, legal costs for title defense, and the maintenance of land and lease records.

(iii)	Dry hole contributions and bottom hole contributions. (iv) Costs of drilling and equipping exploratory wells.

(v)	Costs of drilling exploratory-type stratigraphic test wells.

(13) Exploratory well. An exploratory well is a well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well, or a stratigraphic test well as those items are defined in this section.

(14) Extension well. An extension well is a well drilled to extend the limits of a known reservoir.

(15) Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field which are separated vertically by intervening impervious strata, or laterally by local geologic barriers, or by both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms “structural feature” and “stratigraphic condition” are intended to identify localized geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc.

(16) Oil and gas producing activities.

(i)	Oil and gas producing activities include:

(A)	The search for crude oil, including condensate and natural gas liquids, or natural gas (“oil and gas”) in their natural states and original locations;

(B)	The acquisition of property rights or properties for the purpose of further exploration or for the purpose of removing the oil or gas from such properties;

(C)

The construction, drilling, and production activities necessary to retrieve oil and gas from their natural reservoirs, including the acquisition, construction, installation, and maintenance of field gathering and storage systems, such as:

(1)	Lifting the oil and gas to the surface; and

(2)	Gathering, treating, and field processing (as in the case of processing gas to extract liquid hydrocarbons); and

(D)

Extraction of saleable hydrocarbons, in the solid, liquid, or gaseous state, from oil sands, shale, coalbeds, or other nonrenewable natural resources which are intended to be upgraded into synthetic oil or gas, and activities undertaken with a view to such extraction.

Instruction 1 to paragraph (a)(16)(i): The oil and gas production function shall be regarded as ending at a “terminal point”, which is the outlet valve on the lease or field storage tank. If unusual physical or operational circumstances exist, it may be appropriate to regard the terminal point for the production function as:

a.	The first point at which oil, gas, or gas liquids, natural or synthetic, are delivered to a main pipeline, a common carrier, a refinery, or a marine terminal; and

b.

In the case of natural resources that are intended to be upgraded into synthetic oil or gas, if those natural resources are delivered to a purchaser prior to upgrading, the first point at which the natural resources are delivered to a main pipeline, a common carrier, a refinery, a marine terminal, or a facility which upgrades such natural resources into synthetic oil or gas.

Instruction 2 to paragraph (a)(16)(i): For purposes of this paragraph (a)(16), the term saleable hydrocarbons means hydrocarbons that are saleable in the state in which the hydrocarbons are delivered.

(i)	Oil and gas producing activities do not include:

(A)	Transporting, refining, or marketing oil and gas;

(B)

Processing of produced oil, gas or natural resources that can be upgraded into synthetic oil or gas by a registrant that does not have the legal right to produce or a revenue interest in such production;

(C)	Activities relating to the production of natural resources other than oil, gas, or natural resources from which synthetic oil and gas can be extracted; or

(D)	Production of geothermal steam.

(17) Possible reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i)

When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii)

Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii)	Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv)

The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v)

Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi)

Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

(18) Probable reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i)

When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii)

Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii)	Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

(iv)	See also guidelines in paragraphs (a)(17)(iv) and (a)(17)(vi) of this section.

(19) Probabilistic estimate. The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

(20) Production costs.

(i)

Costs incurred to operate and maintain wells and related equipment and facilities, including depreciation and applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities, they become part of the cost of oil and gas produced. Examples of production costs (sometimes called lifting costs) are:

(A)	Costs of labor to operate the wells and related equipment and facilities.

(B)	Repairs and maintenance.

(C)	Materials, supplies, arid fuel consumed and supplies utilized in operating the wells and related equipment and facilities.

(D)	Property taxes and insurance applicable to proved properties and wells and related equipment and facilities.

(E) Severance taxes.

(ii)

Some support equipment or facilities may serve two or more oil and gas producing activities and may also serve transportation, refining, and marketing activities. To the extent that the support equipment and facilities are used in oil and gas producing activities, their depreciation and applicable operating costs become exploration, development or production costs, as appropriate. Depreciation, depletion, and amortization of capitalized acquisition, exploration, and development costs are not production costs but also become part of the cost of oil and gas produced along with production (lifting) costs identified above.

(21) Proved area. The part of a property to which proved reserves have been specifically attributed.

(22) Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i)	The area of the reservoir considered as proved includes:

(A)	The area identified by drilling and limited by fluid contacts, if any, and

(B)

Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii)

In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)

Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv)	Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A)

Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B)	The project has been approved for development by all necessary parties and entities, including governmental entities.

(v)

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

(23) Proved properties. Properties with proved reserves.

(24) Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

(25) Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

(26) Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Vista Oil & Gas S.A.
November 5, 2018

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

(27) Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

(28) Resources. Resources are quantities of oil and gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable, and another portion may be considered to be unrecoverable. Resources include both dis covered and undiscovered accumulations.

(29) Service well. A well drilled or completed for the purpose of supporting production in an existing field. Specific purposes of service wells include gas injection, water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for in -situ combustion.

(30) Stratigraphic test well. A stratigraphic test well is a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Such wells customarily are drilled without the intent of being completed for hydrocarbon production. The classification also includes tests identified as core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic tests are classified as “exploratory type” if not drilled in a known area or “development type” if drilled in a known area.

(31) Undeveloped oil and gas reserves. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)

Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii)

Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii)

Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

(32) Unproved properties. Properties with no proved reserves.

Vista Oil & Gas S.A.
November 5, 2018

Appendix II

Glossary

Vista Oil & Gas S.A.
November 5, 2018

Glossary – Standard Oil Industry Terms and Abbreviations

%	Percentage

1H05	First half (6 months) of 2005 (example)

2Q06	Second quarter (3 months) of 2006 (example)

2D	Two dimensional

3D	Three dimensional

4D	Four dimensional

1P	Proved Reserves

2P	Proved plus Probable Reserves

3P	Proved plus Probable plus Possible Reserves

ABEX	Abandonment Expenditure

ACQ	Annual Contract Quantity

[o] API	Degrees API (American Petroleum Institute)

AAPG	American Association of Petroleum Geologists

AVO	Amplitude versus Offset

A$	Australian Dollars

B	Billion (109)

Bbl	Barrels

/Bbl	per barrel

BBbl	Billion Barrels

BHA	Bottom Hole Assembly

BHC	Bottom Hole Compensated

Bscf or Bcf	Billion standard cubic feet

Bscfd or Bcfd	Billion standard cubic feet per day

Bm3	Billion cubic metres

bcpd	Barrels of condensate per day

BHP	Bottom Hole Pressure

blpd	Barrels of liquid per day

bpd	Barrels per day

boe	Barrels of oil equivalent @ xxx mcf/Bbl

boepd	Barrels of oil equivalent per day @ xxx mcf/Bbl

BOP	Blow Out Preventer

bopd	Barrels oil per day

bwpd	Barrels of water per day

BS&W	Bottom sediment and water

BTU	British Thermal Units

bwpd	Barrels water per day

CBM	Coal Bed Methane

CO2	Carbon Dioxide

CAPEX	Capital Expenditure

CCGT	Combined Cycle Gas Turbine

cm	centimetres

CMM	Coal Mine Methane

CNG	Compressed Natural Gas

Cp	Centipoise (a measure of viscosity)

CSG	Coal Seam Gas

CT	Corporation Tax

D1BM	Design 1 Build Many

DCQ	Daily Contract Quantity

Deg C	Degrees Celsius

Deg F	Degrees Fahrenheit

DHI	Direct Hydrocarbon Indicator

DLIS	Digital Log Interchange Standard

DST	Drill Stem Test

DWT	Dead-weight ton

E&A	Exploration & Appraisal

E&P	Exploration and Production

EBIT	Earnings before Interest and Tax

EBITDA	Earnings before interest, tax, depreciation and amortisation

ECS	Elemental Capture Spectroscopy

EI	Entitlement Interest

EIA	Environmental Impact Assessment

ELT	Economic Limit Test

EMV	Expected Monetary Value

EOR	Enhanced Oil Recovery

EUR	Estimated Ultimate Recovery

FDP	Field Development Plan

FEED	Front End Engineering and Design

FPSO	Floating Production Storage and Offloading

FSO	Floating Storage and Offloading

FWL	Free Water Level

ft	Foot/feet

Fx	Foreign Exchange Rate

g	gram

g/cc	grams per cubic centimetre

gal	gallon

gal/d	gallons per day

1

Glossary – Standard Oil Industry Terms and Abbreviations

G&A	General and Administrative costs
GBP	Pounds Sterling
GCoS	Geological Chance of Success
GDT	Gas Down to
GIIP	Gas initially in place
GJ	Gigajoules (one billion Joules)
GOC	Gas Oil Contact
GOR	Gas Oil Ratio
GRV	Gross Rock Volumes
GTL	Gas to Liquids
GWC	Gas water contact
HDT	Hydrocarbons Down to
HSE	Health, Safety and Environment
HSFO	High Sulphur Fuel Oil
HUT	Hydrocarbons up to
H2S	Hydrogen Sulphide
IOR	Improved Oil Recovery
IPP	Independent Power Producer
IRR	Internal Rate of Return
J	Joule (Metric measurement of energy) I kilojoule = 0.9478 BTU)
k	Permeability
KB	Kelly Bushing
KJ	Kilojoules (one Thousand Joules)
kl	Kilolitres
km	Kilometres
km2	Square kilometres
kPa	Thousands of Pascals (measurement of pressure)
KW	Kilowatt
KWh	Kilowatt hour
LAS	Log ASCII Standard
LKG	Lowest Known Gas
LKH	Lowest Known Hydrocarbons
LKO	Lowest Known Oil
LNG	Liquefied Natural Gas
LoF	Life of Field
LPG	Liquefied Petroleum Gas
LTI	Lost Time Injury
LWD	Logging while drilling
m	Metres
M	Thousand
m3	Cubic metres

Mcf or Mscf	Thousand standard cubic feet
MCM	Management Committee Meeting
MMcf or MMscf	Million standard cubic feet
m3 /d	Cubic metres per day
mD	Measure of Permeability in millidarcies
MD	Measured Depth
MDT	Modular Dynamic Tester
Mean	Arithmetic average of a set of numbers
Median	Middle value in a set of values
MFT	Multi Formation Tester
mg/l	milligrams per litre
MJ	Megajoules (One Million Joules)
Mm3	Thousand Cubic metres
Mm3 /d	Thousand Cubic metres per day
MM	Million
MMm[3]	Million Cubic metres
MMm3 /d	Million Cubic metres per day
MMBbl	Millions of barrels
MMBTU	Millions of British Thermal Units
Mode	Value that exists most frequently in a set of values = most likely
Mscfd	Thousand standard cubic feet per day
MMscfd	Million standard cubic feet per day
MW	Megawatt
MWD	Measuring While Drilling
MWh	Megawatt hour
mya	Million years ago
NGL	Natural Gas Liquids
N2	Nitrogen
NTG	Net/Gross Ratio
NPV	Net Present Value
OBM	Oil Based Mud
OCM	Operating Committee Meeting
ODT	Oil-Down-To
OGIP	Original Gas in Place
OOIP	Original Oil in Place
OPEX	Operating Expenditure
OWC	Oil Water Contact
p.a.	Per annum

2

Glossary – Standard Oil Industry Terms and Abbreviations

Pa	Pascals (metric measurement of pressure)

P&A	Plugged and Abandoned

PDP	Proved Developed Producing

PI	Productivity Index

PIIP	Petroleum Initially-In-Place

PJ	Petajoules (10[15] Joules)

PSDM	Post Stack Depth Migration

psi	Pounds per square inch

psia	Pounds per square inch absolute

psig	Pounds per square inch gauge

PUD	Proved Undeveloped

PVT	Pressure, Volume and Temperature

P10	10% Probability

P50	50% Probability

P90	90% Probability

Rf	Recovery factor

RFT	Repeat Formation Tester

RT	Rotary Table

R/P	Reserve to Production

Rw	Resistivity of water

SCAL	Special core analysis

cf or scf	Standard Cubic Feet

cfd or scfd	Standard Cubic Feet per day

scf/ton	Standard cubic foot per ton

SL	Straight line (for depreciation)

so	Oil Saturation

SPM	Single Point Mooring

SPE	Society of Petroleum Engineers

SPEE	Society of Petroleum Evaluation Engineers

SPS	Subsea Production System

SS	Subsea

stb	Stock tank barrel

STOIIP	Stock tank oil initially in place

sw	Water Saturation

T	Tonnes

TD	Total Depth

Te	Tonnes equivalent

THP	Tubing Head Pressure

TJ	Terajoules (10[12] Joules)

Tscf or Tcf	Trillion standard cubic feet

TCM	Technical Committee Meeting

TOC	Total Organic Carbon

TOP	Take or Pay

Tpd	Tonnes per day

TVD	True Vertical Depth

TVDss	True Vertical Depth Subsea

UFR	Umbilical Flow Lines and Risers

USGS	United States Geological Survey

US$	United States dollar

VLCC	Very Large Crude Carrier

VSP	Vertical Seismic Profiling

WC	Water Cut

WI	Working Interest

WPC	World Petroleum Council

WTI	West Texas Intermediate

wt%	Weight percent

3